NYSE
AN ICE EXCHANGE

October 1, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of APTIV PLC and APTIV GLOBAL FINANCING DESIGNATED ACTIVITY COMPANY, guaranteed by APTIV CORPORATION, under the Exchange Act of 1934:

- 4.650% Senior Notes due 2029
- 5.150% Senior Notes due 2034
- 5.750% Senior Notes due 2054
- 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com